STATEMENT REGARDING INDEPENDENT PUBLIC ACCOUNTANT UNDER SEA RULE 17a-5(f)(2)

FINRA is making this template available for members to comply with SEA Rule 17a-5(f)(2), as amended, which went into effect on June 1, 2014 and sets forth new requirements as to the statement members must file to identify their independent public accountant. Members must file the statement electronically with FINRA. The statement must also be filed with the SEC's Washington, DC office and the SEC's regional office in which the member's principal place of business is located.

(A) Member Information

    a. Name: Berkshire Bridge Capital, LLC

    b. Registration Number

        i. FINRA CRD Number: 136006

        ii. SEC Registration Number: 8-66966

    c. Address: 2596 Grassy Spring Pl., Las Vegas, NV 89135

    d. Telephone: (818) 790-7007

    e. E-mail Contact: Bob@BerkshireBridgeCap.com

(B) Independent Public Accountant Information[1]

    a. Name: Lucas, Horsfall, Murphy & Pindroh

    b. Address: 100 E. Corson #200, Pasadena, CA 91103

    c. Telephone: (626) 744-5100

    d. Contact Name: Michael Amerio

(C) Fiscal Year End Information

    a. The date of the fiscal year end of the annual reports of the firm covered by the engagement:

    MM/DD/YY: 12/31/16

(D) Engagement of Independent Public Accountant Information

    a. Engagement Date: MM/DD/YY   12/22/16

    b. The engagement (check one):

        i. ( ) is for a single year.

        ii. (X) is of a continuing nature.

[1] Pursuant to SEA Rule 17a-5(f)(2)(iv) any broker or dealer that is not required to file reports prepared by an independent public accountant must file a statement required under SEA Rule 17a-5(f)(2)(i) indicating the date as of which the unaudited reports will be prepared.

(E) Representation Regarding Independent Public Accountant

a. A representation that the independent public accountant engaged by the firm has undertaken the items enumerated in SEA Rule 17a-5(g)(1)2 and (g)(2) with respect to the preparation of the reports required under SEA Rule 17a-5(d)(1)(i)(C).

i. (X) Financial Report as described in SEA Rule 17a-5(d)(1)(i)(A); and
ii. Check one:
1.   ( ) Compliance Report as described in SEA Rule 17a-5(d)(1)(i)(B)(1); or

2. (X) Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

(F) Does the firm clear transactions or carry customer accounts? Yes ( ) No (X)

a.   If Yes is selected, the firm must make the following representation as required by SEA Rule17a-5(f)(2)(ii)(F):

i. ( ) By filing this representation, and checking the box herein, the firm agrees to allow representatives of the SEC or FINRA, if requested in writing for purposes of an examination of the firm, to review the audit documentation associated with the reports of the independent public accountant filed under SEA Rule 17a-5(d)(1)(i)(C).

b.   If Yes is selected, the firm must make the following representation as required by SEA Rule17a-5(f)(2)(ii)(G):

i. ( ) By filing this representation, and checking the box herein, the firm agrees to allow the independent public accountant to discuss with representatives of the SEC and FINRA, if requested in writing for purposes of an examination of the firm, the findings associated with the reports of the independent public account filed underSEA Rule 17a-5(d)(1)(i)(C).

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2   *SEA Rule 17a-5(g)* (*Engagement of independent public accountant) provides as follows:*

"The independent public accountant engaged by the broker or dealer to provide the reports required under paragraph (d)(1)(i)(C) of this section must, as part of the engagement, undertake the following, as applicable:

"(1) To prepare an independent public accountant's report based on an examination of the financial report required to be filed by the broker or dealer under paragraph (d)(1)(i)(A) of this section in accordance with standards of the Public Company Accounting Oversight Board; and

"(2)(i) To prepare an independent public accountant's report based on an examination of the statements required under paragraphs (d)(3)(i)(A)(2) through (5) of this section in the compliance report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(1) of this section in accordance with standards of the Public Company Accounting Oversight Board; or (ii) To prepare an independent public accountant's report based on a review of the statements required under paragraphs (d)(4)(i) through (iii) of this section in the exemption report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(2) of this section in accordance with standards of the Public Company Accounting Oversight Board